Exhibit 12

WISCONSIN PUBLIC SERVICE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	Three Months Ended	For the Years Ending December 31
	March 31
(Millions, except ratios)	2011	2010	2009	2008	2007	2006

EARNINGS
Net Income from continuing operations	$44.3	$135.0	$120.4	$132.3	$113.3	$102.1
Provision for income taxes	23.1	78.0	68.0	73.1	66.8	58.3

Income from continuing operations before income taxes	67.4	213.0	188.4	205.4	180.1	160.4
Less: Undistributed earnings of less than 50% owned affiliates	(0.4)	(1.7)	(1.8)	(2.2)	(2.5)	(3.2)

Adjusted income from continuing operations before income taxes	67.0	211.3	186.6	203.2	177.6	157.2
Total fixed charges as defined	14.8	56.9	58.5	48.1	45.3	42.3

Total earnings as defined	$81.8	$268.2	$245.1	$251.3	$222.9	$199.5

FIXED CHARGES
Interest expense	$14.3	$54.4	$54.0	$44.0	$43.5	$40.4
Allowance for funds used during construction	-	0.3	2.0	1.8	0.3	0.2
Interest factor applicable to rentals	0.5	2.2	2.5	2.3	1.5	1.7

Total fixed charges as defined	$14.8	$56.9	$58.5	$48.1	$45.3	$42.3
Preferred stock dividend requirements *	1.3	5.2	4.9	4.8	4.9	4.9

Total fixed charges and preferred stock dividend requirements	$16.1	$62.1	$63.4	$52.9	$50.2	$47.2

RATIO OF EARNINGS TO FIXED CHARGES	5.5	4.7	4.2	5.2	4.9	4.7

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	5.1	4.3	3.9	4.7	4.4	4.2

* Represents preferred stock dividend requirements of WPS computed by dividing the preferred stock dividend requirements by 100% minus the income tax rate.